Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

YSX TECH. CO., LTD AND ITS SUBSIDIARIES

YSX TECH. CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)
ASSETS
Current Assets
Cash	$319,103	$7,105,085
Accounts receivable, net of credit loss of $861,117 and $653,470, respectively	26,060,151	17,606,279
Accounts receivable, net, related parties	9,517,048	5,381,535
Advances to vendors	9,007,720	9,400,197
Due from related parties	717,836	198,611
Other current assets	1,379,450	929,680
Total current assets	47,001,308	40,621,387

Property and equipment, net	165,415	194,878
Right-of-use operating lease assets	392,163	144,535
Deferred tax assets	235,086	140,377
Total non-current assets	792,664	479,790

TOTAL ASSETS	47,793,972	41,101,177

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	4,743,644	4,131,354
Current portion of long-term loans	98,328	578,775
Accounts payable	3,669,874	2,258,129
Deferred revenue	1,523	1,007
Taxes payable	3,947,648	3,274,881
Due to related parties	173,712	141,235
Operating lease liabilities, current	134,994	93,719
Accrued expense and other current liabilities	1,795,567	1,651,681
Total current liabilities	14,565,290	12,130,781

Operating lease liabilities, non-current	285,360	66,926
Long-term loans	2,107,038	1,281,574
Total non-current liabilities	2,392,398	1,348,500

Total liabilities	16,957,688	13,479,281

Commitments and contingencies

Shareholders’ equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 23,437,500 shares issued and outstanding, including:
Class A ordinary shares, $0.0001 par value, 470,000,000 shares authorized, 22,260,175 shares issued and outstanding	2,226	2,226
Class B ordinary shares, $0.0001 par value, 30,000,000 shares authorized, 1,177,325 shares issued and outstanding	118	118
Additional paid-in capital	10,420,096	10,420,096
Statutory reserve	1,145,692	908,214
Retained earnings	20,017,480	17,575,571
Accumulated other comprehensive loss	(749,328)	(1,284,329)
Total shareholders’ equity	30,836,284	27,621,896

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$47,793,972	$41,101,177

*	The share numbers and amounts are presented on a retrospective basis, see Note 10.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YSX TECH. CO., LTD AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended September 30,
	2025	2024
Revenue
Revenue	$29,263,334	$24,747,746
Revenue, related parties	11,728,470	9,346,622
Total revenue	40,991,804	34,094,368
Cost of revenue	37,010,330	30,493,854
Gross profit	3,981,474	3,600,514

Operating expenses:
Selling and marketing	58,604	66,471
General and administrative	889,714	1,064,198
Research and development	119,339	113,652
Total operating expenses	1,067,657	1,244,321

Income from operations	2,913,817	2,356,193

Other income (expenses)
Interest expense	(114,206)	(62,438)
Interest income	195	654
Investment income	—	20,282
Other income	452,162	64,598
Other non-operating expenses	(66,239)	(17,393)
Total other income (expenses), net	271,912	5,703

Income before income tax provisions	3,185,729	2,361,896

Provision for income taxes	506,342	434,701

Net income	2,679,387	1,927,195

Other comprehensive income
Foreign currency translation adjustment	535,001	603,745
Comprehensive income	$3,214,388	$2,530,940

Earnings per share- basic and diluted	$0.11	$0.09

Weighted average number of ordinary shares- basic and diluted	23,437,500	22,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YSX TECH. CO., LTD AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

	Ordinary shares, $0.0001 par value							Accumulated
	Class A		Class B		Additional			other	Total
	ordinary shares		ordinary shares		paid-in	Statutory	Retained	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	reserve	earnings	income (loss)	equity
Balance at March 31, 2024	20,822,675	$2,082	1,177,325	$118	$5,346,674	$741,584	$13,720,353	$(1,176,124)	$18,634,687

Appropriation to statutory reserve	—	—	—	—	—	76,881	(76,881)	—	—
Net income	—	—	—	—	—	—	1,927,195	—	1,927,195
Foreign currency translation adjustment	—	—	—	—	—	—	—	603,745	603,745

Balance at September 30, 2024	20,822,675	$2,082	1,177,325	$118	$5,346,674	$818,465	$15,570,667	$(572,379)	$21,165,627

Balance at March 31, 2025	22,260,175	$2,226	1,177,325	$118	$10,420,096	$908,214	$17,575,571	$(1,284,329)	$27,621,896

Appropriation to statutory reserve	—	—	—	—		237,478	(237,478)	—	—
Net income	—	—	—	—	—	—	2,679,387	—	2,679,387
Foreign currency translation adjustment	—	—	—	—	—	—	—	535,001	535,001

Balance at September 30, 2025	22,260,175	$2,226	1,177,325	$118	$10,420,096	$1,145,692	$20,017,480	$(749,328)	$30,836,284

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YSX TECH. CO., LTD AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended September 30,
	2025	2024

Cash flows from operating activities:
Net income	$2,679,387	$1,927,195
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	32,887	12,685
Amortization of operating lease right-of-use assets	30,397	43,179
Allowance for doubtful accounts	192,977	286,081
Deferred tax provision	(91,036)	(36,595)
Changes in operating assets and liabilities:
Accounts receivable	(8,221,825)	(673,890)
Accounts receivable, related parties	(3,989,446)	(1,042,282)
Advance to vendors	568,322	(2,271,580)
Other current assets	(427,291)	61,924
Due from related parties	(536,642)	2,203
Net changes in operating right-of-use assets and lease liabilities	(18,750)	(43,848)
Accounts payable	1,353,823	268,842
Deferred revenue	491	(6,331)
Taxes payable	603,077	443,494
Accrued expense and other current liabilities	110,772	340,282
Net cash used in operating activities	(7,712,857)	(688,641)

Cash flows from investing activities:
Purchase of property and equipment	—	(1,474)
Proceeds upon maturity of short-term investment	—	1,683,307
Net cash provided by investing activities	—	1,681,833

Cash flows from financing activities:
Proceeds from short-term bank loans	973,047	1,943,743
Repayment of short-term bank loans	(446,211)	(1,917,363)
Proceeds from long-term bank loans	834,040	—
Repayment of long-term bank loans	(528,225)	(69,419)
Repayment of long-term loan, related party	—	(69,419)
Proceeds from borrowing from related parties	32,139	141,000
Payment for deferred initial public offering costs	—	(32,042)
Net cash provided by (used in) financing activities	864,790	(3,500)

Effect of exchange rate change on cash	62,085	171,434
Net increase (decrease) in cash	(6,785,982)	1,161,126
Cash, beginning of period	7,105,085	4,283,794
Cash, end of period	$319,103	$5,444,920

Supplemental disclosures of cash flow information:
Cash paid for income tax	$28,140	$23,824
Cash paid for interest	$114,206	$62,438

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YSX TECH. CO., LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

YSX TECH. CO., LTD (“YSX Cayman” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in providing comprehensive business solutions to its customers, mainly insurance companies and brokerages in China. Based on its in-depth knowledge of the Chinese insurance industry accumulated from years of servicing its customers, the Company specializes in auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services. Unless otherwise specified, the Company’s substantial business operations are located in the People’s Republic of China (the “PRC”).

Organization

YSX Cayman was incorporated as an exempt company with limited liability under the laws of the Cayman Islands on November 9, 2022.

YSX Cayman owns 100% of the equity interests of YSX (HK) Holding Co., Limited (“YSX HK”), a limited liability company formed under the laws of Hong Kong on November 29, 2022.

On December 30, 2022, Yishengxin (Guangzhou) International Holding Co., Ltd. (“WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of YSX HK.

YSX Cayman, YSX HK, and WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, the Company’s business was operated by the following entities: (1) Xinjiang Yishengxin Network Technology Co., Ltd. (“Xinjiang YSX”), formed in Xinjiang Uygur Autonomous Region of China on July 16, 2015. Xinjiang YSX has three 100% controlled subsidiaries including Xinjiang Yishengxin Chuangzhan Technology Co., Ltd. (“Chuangzhan”), formed in Guangzhou city of China on July 2, 2017, Xinjiang Agilent Information Technology Co., Ltd. (“Anjielun”), formed in Kashi city of Xinjiang Uygur Autonomous Region of China on June 27, 2016, and Guangzhou Yishengxin Network Technology Co., Ltd. (“YSX Network”), formed in Guangzhou city on July 12, 2019. Xinjiang YSX also has a branch company, Xinjiang Yishengxin Network Technology Co., Ltd. Guangzhou branch (“Guangzhou YSX”), organized under the laws of the PRC on December 9, 2015; and (2) Guangzhou Xihang Information Technology Co., Ltd. (“Xihang”), formed in Guangzhou city of China on August 4, 2011. Xinjiang YSX, Guangzhou YSX, YSX Network, Chuangzhan, Anjielun, and Xihang were all formed as limited companies pursuant to PRC laws to provide auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services to customers in the PRC, and are collectively referred to as the “YSX Operating Companies” and Xinjiang YSX and Xihang are collectively referred to as the variable interest entities (the “VIEs”).

Reorganization

A reorganization of our legal structure (the “Reorganization”) was completed on December 31, 2022. The Reorganization involved the formation of YSX Cayman, YSX HK, and WFOE, and certain contractual arrangements were entered into among WFOE the VIEs and the shareholders of the VIEs. Consequently, the Company became the ultimate holding company of YSX HK, WFOE, and the YSX Operating Companies.

On December 31, 2022, WFOE entered into a series of contractual arrangements with the YSX Operating Companies. These agreements include Exclusive Business Cooperation and Service Agreements, Share Disposal and Exclusive Option to Purchase Agreements, Equity Interest Pledge Agreements, Proxy Agreements, and Spousal Consent (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, WFOE has the exclusive right to provide to YSX Operating Companies consulting services related to business operations, including technical and management consulting services. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of YSX Operating Companies, including absolute control rights and the rights to the assets, property, and revenue of YSX Operating Companies, for accounting purposes. We believe that YSX Operating Companies should be treated as variable interest entities under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation, and we are regarded as the primary beneficiary of the VIEs for accounting purposes, to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP. We treat the VIEs as our consolidated entities under U.S. GAAP.

The consolidation of the Company, its subsidiaries, the VIEs, and the subsidiaries of the VIEs have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

On December 19, 2024, the Company closed its initial public offering (the “IPO”) of 1,250,000 Class A ordinary shares, par value US$0.0001 per share at a public offering price of $4.00 per share, and the Company’s Class A ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “YSXT” since December 18, 2024. On December 19, 2024, the IPO underwriter exercised its over-allotment option to purchase an additional 187,500 Class A ordinary shares at the price of $4.00 per share. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $5.75 million, before deducting underwriting discounts and other related expenses, resulting in net proceeds of approximately $5.0 million.

On September 28, 2025, Anjielun was deregistered due to continuing net losses and immaterial business activities since its inception.

The unaudited condensed consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Formation	Place of Incorporation	% of Ownership	Principal Activities
YSX Cayman	November 9, 2022	Cayman Islands	Parent, 100%	Investment holding

YSX HK	November 29, 2022	Hong Kong	100%	Investment holding

WFOE	December 30, 2022	Guangzhou, PRC	100%	WFOE, Consultancy and information technology support

YSX Operating Companies:

Xinjiang YSX	July 16, 2015	Kashi, PRC	VIE	Auto insurance aftermarket value-added services, and software development and information technology services

Guangzhou YSX	December 9, 2015	Guangzhou, PRC	A branch company of Xinjiang YSX	Auto insurance aftermarket value-added services, and software development and information technology services

Chuangzhan	July 2, 2017	Kashi, PRC	Subsidiary of Xinjiang YSX	Software development and information technology services

Anjielun	June 27, 2016	Kashi, PRC	Subsidiary of Xinjiang YSX	Auto insurance aftermarket value-added services, and software development and information technology services /deregistered on September 28, 2025

YSX Network	July 12, 2019	Guangzhou, PRC	Subsidiary of the Xinjiang YSX	Auto insurance aftermarket value-added services, and software development and information technology services

Xihang	August 4, 2011	Guangzhou, PRC	VIE	Auto insurance aftermarket value-added services, and software development and information technology services

The VIE contractual arrangements

The Company’s main operating entities, Xinjiang YSX, its subsidiaries, Chuangzhan, Anjielun and Guangzhou YSX Network, its branch company, Guangzhou YSX, and Xihang, or the YSX Operating Companies, are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, for accounting purposes, because it met the condition under U.S. GAAP to consolidate the VIE.

WFOE, is deemed to have a controlling financial interest in and be the primary beneficiary of the YSX Operating Companies for accounting purposes because it has both of the following characteristics:

●	The power to direct activities of the YSX Operating Companies that most significantly impact such entities’ economic performance, and
●	The right to receive benefits from, the YSX Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the YSX Operating Companies shall pay service fees equal to all of their net profits after tax payments to WFOE. Such contractual arrangements are designed so that the operations of the YSX Operating Companies are solely for the benefit of WFOE and ultimately, the Company, and therefore the Company consolidates the YSX Operating Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●revoke the business and operating licenses of the Company’s PRC subsidiary and the VIEs;
●discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIEs;
●limit the Company’s business expansion in China by way of entering into contractual arrangements;
●impose fines or other requirements with which the Company’s PRC subsidiary and the VIEs may not be able to comply;
●require the Company or the Company’s PRC subsidiary and the VIEs to restructure the relevant ownership structure or operations; or
●restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders and it may lose the ability to receive economic benefits from the VIE and the VIEs’ subsidiaries for accounting purposes under U.S. GAAP. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary, and the VIEs and the VIEs’ subsidiaries.

The Company, YSX HK, and WFOE are essentially holding companies and did not have material operations. During the six months ended September 30, 2025, YSX Cayman, YSX HK, and WFOE only recorded immaterial amount of assets and liabilities (including cash of $207,739, other receivable of $15,652, deferred tax assets of $94,932, property and equipment of $1,059, taxes payable of $361, and other payable and accrued liabilities of $9,331 as of September 30, 2025). As of March 31, 2025, YSX Cayman, YSX HK, and WFOE only recorded immaterial amounts of assets and liabilities (including cash of $1,665,833, other receivable of $7,729, due from related parties of $198,611, property and equipment of $1,270, deferred tax assets of $31,579, and other payable and accrued liabilities of $9,044 as of March 31, 2025). In addition, there was no revenue generated by YSX Cayman, YSX HK, and the WFOE during the six months ended September 30, 2025 and 2024. Operating expenses and net loss reported by YSX Cayman, YSX HK, and the WFOE amounted to approximately $391,866 and $262,606 for the six months ended September 30, 2025 and 2024, respectively. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income, as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation results, and cash flows of the VIEs and the VIEs’ subsidiaries as of September 30, 2025 and for the six months ended September 30, 2025 and 2024, respectively. The Company has not provided any financial support to the VIEs and the VIEs’ subsidiaries during the six months ended September 30, 2025 and 2024. Additionally, pursuant to the VIE Agreements, WFOE has the right to receive service fees equal to the VIEs’ net profits after tax payments. None of these fees were paid to WFOE as of September 30, 2025. Accordingly, as of September 30, 2025 and March 31, 2025, WFOE had approximately $3.1 million and $4.9 million consulting fee receivables due from the VIEs and the VIEs’ subsidiaries, respectively. These receivables were fully eliminated upon consolidation.

The following financial statement amounts and balances of the VIEs were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	September 30,	March 31,
	2025	2025
	(Unaudited)
Current assets	$46,060,080	$38,853,927
Non-current assets	696,673	446,943
Total assets	$46,756,753	$39,300,870
Current liabilities	$17,101,502	$12,121,739
Non-current liabilities	2,392,398	2,657,635
Total liabilities	$19,493,900	$14,779,374

	For the Six months Ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net revenue	$40,991,804	$34,094,368
Net income	$3,071,253	$2,189,802

	For the Six Months Ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(4,176,362)	$(655,122)
Net cash provided by investing activities	$—	$1,683,307
Net cash provided by (used in) financing activities	$862,087	$(141,394)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the fiscal years ended March 31, 2025 and 2024 included in the Company’s annual report on Form 20 - F. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the unaudited condensed consolidated financial statements not misleading have been included. Operating results for the interim period ended September 30, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2026.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities whose operation and financial results it consolidates through the respective VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the estimated credit loss of accounts receivable, realizability of advance to vendors, useful lives of property and equipment, the recoverability of long-lived assets, estimates used in lease accounting, and realization of deferred tax assets. Actual results could differ from those estimates.

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC. Such risks and uncertainties include, but are not limited to interest rate risk, concentration of credit risk, risks associated with concentration of customers and vendors and VIE risk (see Note 9). Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in the PRC are insured by the PRC financial institution deposit insurance program up to a limit of RMB500,000 (approximately $70,000) per each bank account. The PRC financial institution pays compensation up to a limit of RMB500,000 (approximately $70,000) per each bank account if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2025 and March 31, 2025, cash balance of $319,103 and $6,548,601, respectively, were maintained at financial institutions in PRC and approximately $142,275 and $5,817,823, respectively, were not insured by the PRC financial institution deposit insurance program.

Accounts receivable, net

Accounts receivable include service fees generated from the Company’s auto insurance aftermarket value-added services, other scenario-based customized services, and software development and information technology services.

Accounts receivable represent balances due from customers and are recorded net of allowance for credit loss.

On April 1, 2023, the Company adopted ASC 326, Credit Losses, which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables and is measured in accordance with ASC 326. The Company assesses the collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Receivables are written off after all collection efforts have ceased. As of September 30, 2025 and March 31, 2025, allowance for credit loss on the Company’s outstanding accounts receivable amounted to $861,117 and $653,470, respectively.

Advances to vendors

Advances to vendors consist of balances paid to various vendors for outsourcing the Company’s value-added services. Advances to vendors also include prepayment to external media channel operators in order to help customers to post their ads. Advances to vendors are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realization of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for credit loss by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2025 and March 31, 2025, there was no allowance for credit loss recorded as management believed that all of the advance to vendor balances fully realizable

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment	3-5 years
Electronic equipment	3 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of comprehensive income in other income(expenses).

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2025 and March 31, 2025.

Leases

The Company leases office space, which is classified as operating leases in accordance with ASC 842. Under ASC 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of September 30, 2025 and March 31, 2025 (see Note 5).

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, advances to vendors, due from related parties, other current assets, short-term loans, accounts payable, taxes payable and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2025 and March 31, 2025 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at September 30, 2025 and March 31, 2025 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Foreign currency translation

The functional currency for YSX Cayman is the U.S Dollar. YSX HK uses the Hong Kong dollar as its functional currency. However, YSX Cayman and YSX HK currently only serve as the holding companies and did not have active operations as of September 30, 2025. The Company operates its business through its VIEs and subsidiaries of the VIEs in the PRC as of September 30, 2025. The functional currency of the WFOE and the Company’s VIEs and subsidiaries of the VIEs is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements for the periods presented:

	September 30, 2025	March 31, 2025	September 30, 2024
Spot rate	US$1= RMB 7.1190	US$1=RMB 7.2567	US$1= RMB 7.0176

Average rate	US$1= RMB 7.1939	US$1=RMB 7.2169	US$1= RMB 7.2026

Revenue recognition

In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company currently generates its revenue from the following main sources:

Revenue from auto insurance aftermarket value-added services

The Company obtains service contracts from various insurance companies and brokerages when they successfully secured the insurance policy or contracts with their customers (the “Insurance Policy Holders). Pursuant to the service contracts with insurance companies and brokerages (the “Customers”), the Company is to provide the following auto insurance value-added services to the auto insurance policy holders on behalf of these insurance companies and brokerages: (i) vehicle safety inspection and check services (such as gearbox inspection, transmission inspection, steering system inspection, multi-point inspection, vehicle electronic system inspection, and brake system inspection, etc.); (ii) vehicle driving risk screening services; (iii) designated driver and rescuing services (such as arranging designated drivers to drive alcohol drinkers home safely and car jump-start and towing services); and (iv) vehicle maintenance and other value-added services (such as car wash, windshield and windscreen wiper maintenance, four wheel positioning, tire repair and rotation, vehicle body paint, air conditioning system maintenance, engine inspection and maintenance, oil change, car waxing, and battery services, etc.). The Company’s performance obligations are to utilize its intermediary platform to identify and find appropriate external service providers to render above mentioned value-added services to insurance policy holders, coordinating and monitoring third-party vendors for related service rendering and reporting the results to the Customers. The Company’s agreements with the Customers for providing auto insurance aftermarket value-added services are fixed-price contracts. For each of the auto insurance aftermarket value-added services including vehicle safety inspection and check, vehicle driving risk screening, designated driver and rescuing and vehicle maintenance, there is a corresponding service rate as agreed upon between the Company and the Customers, as well as agreed between the Company and each of the individual external vendor who perform these services. The Company is required to concurrently monitor and manage these value-added services to be entitled to receive the fixed service fee. There is no separate service return, discount, or service volume incentive involved. As a result, there is no variable consideration in the contract. Once a specific auto insurance aftermarket value-added service is rendered on time, the Company’s service obligation related to such service is satisfied. The Company recognizes revenue at point when the designated services are rendered and completed.

Upon assessing of ASC 606-10-55-37A when an external party is involved in providing goods or services to a customer, the Company believes that it serves as a principal in this type of transaction, because the Company is primarily responsible for fulfilling the promises to the customers. The Company selects qualified external vendors, coordinates, monitors and inspects the services rendered by the external vendors, resolves disputes and complaints claimed by the insurance policy holders who use the auto insurance aftermarket value-added services, and reports the service rendering results to the customers on time. The Company has the right and ability to direct the external vendors to provide the services and is responsible for ensuring that the services performed are acceptable to the insurance companies and brokerages. Further, the Company has the latitude in establishing service prices with the external vendors and taking credit risk in terms of service fee collection and payments, and is primarily responsible for taking the risk for service arrangement with external parties to render the designated services to the insurance policy holders.

Contract fulfillment costs associated with auto insurance aftermarket value-added services primarily consist of employee salary, bonus and business travel costs incurred by the Company to fulfill its performance obligations. Contract fulfillment costs are only capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. For the six months ended September 30, 2025 and 2024, the Company did not capitalize contract fulfillment costs, but expensed as incurred, due to immateriality of such costs.

Revenue from other scenario-based customized services

For other scenario-based customized services, the Company utilizes its sales and marketing team to provide services for insurance companies or brokerages and other enterprise customers, such as customer development, product or services introduction, sales strategy and skills education, and to help customers to post their advertisements on social media platforms, plan and organize seasonal on-the-ground sales and promotional campaigns at the 4S stores (automobile dealership stores who are authorized by automobile manufacturers to engage in the businesses relating to sales, spare parts, service and survey) where insurance products and services are sold to targeted consumers or customer designated locations. The Company’s contracts with customers for scenario-based customized services are fixed-price contracts. The Company also believes that it serves as a principal in this type of transaction because it has the latitude in establishing prices with customers, and is responsible for bearing the related costs to complete the designated services. From signing the contract, to the preparation of the scenario-based customized service plan to event execution, it typically takes a few days up to a month. The Company recognizes revenue at the point when the designated services are rendered, completed and accepted by the customers.

Revenue from software development and information technology services

For software development and information technology services, the Company’s performance obligations are to provide customized information technology (“IT”) solutions to help customers optimize their IT software and application (such as data storage, mobile search application, etc.). Such IT consulting services are fixed-price contracts, and it normally takes up to several months for the Company to provide the proposals, solutions and completed designated services. The Company believes that it serves as a principal in this type of transaction because it has the latitude in establishing prices, and is responsible rendering the designated services. Related service fees are recognized as revenue at point when designated IT solution, design and management services are rendered, completed and accepted by customers.

Contract Assets and Liabilities

The Company did not have contract assets as of September 30, 2025 and March 31, 2025.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $1,523 and $1,007 from customers as of September 30, 2025 and March 31, 2025, respectively, consist primarily of fees received from customers in advance of services performed. These amounts represented the Company’s unsatisfied performance obligations as of the balance sheet dates. The amounts of revenue recognized in the six months ended September 30, 2025 and 2024 that were included in the opening deferred revenue were $1,007 and $14,099, respectively.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended September 30, 2025 and 2024 are as follows:

Revenue by service types

The Company’s revenue derived from different service types are set forth below:

	For the six months ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue from auto insurance aftermarket value-added services	$39,350,669	$28,210,396
Revenue from other scenario-based customized services	1,600,215	5,579,468
Revenue from software development and information technology services	40,920	304,504
Total revenue	$40,991,804	$34,094,368

Revenue by customer types

The Company’s revenue by customer types is set forth below:

	For the six months ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue from third-party customers	$29,263,334	$24,747,746
Revenue from related party customers	11,728,470	9,346,622
Total revenue	$40,991,804	$34,094,368

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended September 30, 2025 and 2024. The Company does not believe that there was any uncertain tax provision on September 30, 2025 and March 31, 2025. The Company’s subsidiary and the VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended September 30, 2025 and 2024. As of September 30, 2025 and March 31, 2025, all of the tax returns of the Company’s PRC subsidiary, VIEs and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 6%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended September 30, 2025 and 2024, there were no dilutive shares.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of comprehensive income.

Research and development expenses

The Company conducts research and development activities in order to provide software development and information technology services to help insurance companies and brokerages to optimize their IT software and applications. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s intermediary platform. There was no capitalized research and development costs for the six months ended September 30, 2025 and 2024. The Company expenses all internal research and development costs, in connection to intermediary platform and other projects as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including facility costs of the research center, and amortization and depreciation to property and equipment used in the research and development activities. For the six months ended September 30, 2025 and 2024, total research and development expenses were approximately $119,339 and $113,652, respectively.

Employee benefit expenses

The Company’s subsidiary, the VIEs, and the VIEs’ subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying unaudited condensed consolidated statements of income and comprehensive income amounted to $68,561 and $69,312 for the six months ended September 30, 2025 and 2024, respectively.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM has been identified as its chief executive officer (the “CEO”), who reviews consolidated results of the Company when making decisions about allocating resources and assessing performance across the Company’s reportable segments. The Company uses the “management approach” in determining reportable operating segments. The primary measure of segment revenue and profitability for the Company’s operating segment is considered to be consolidated revenue and net income. Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of income and comprehensive income. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on the management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280 (see Note 12).

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

On November 27, 2023, FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this new guidance and the adoption had no impact on the Company’s consolidated financial statements.

On December 14, 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted effective for fiscal years beginning January 1, 2024. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires the disaggregation of certain expense captions into specified categories in disclosures within the notes to the consolidated financial statements to provide enhanced transparency into the expense captions presented on the face of the statement of income and comprehensive income. ASU 2024-03 will be effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted, and may be applied either prospectively or retrospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. On January 6, 2025, FASB issued ASU 2025-01 that clarifies for non-calendar year-end entities the interim effective date of ASU 2024-03. Public business entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its related disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarified that the disaggregation requirements of ASU 2024-03 will be effective for public business entities for annual periods beginning after December 15, 2026. The adoption of this clarification had no impact on the Company’s financial position or results of operations.

In March 2025, the FASB issued ASU 2025-02—Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. This update incorporates SEC Staff Accounting Bulletin No. 122 into the FASB Accounting Standards Codification to ensure consistency in the presentation of certain liabilities and the safeguarding of assets. The amendments in this update are effective immediately and on a fully retrospective basis to annual periods beginning after December 15, 2024. The adoption did not have a material impact on the Company’s consolidated financial statements.

In March 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (VIE). The update requires that for all business combinations, including those involved a VIE, an entity must identify the accounting acquirer by considering all relevant factors, such as relative voting rights, the composition of the governing body, and the terms of the exchange. This aligns the identification of the acquirer for a VIE with the existing framework for non-VIE businesses, moving away from the previous requirement to identify the primary beneficiary as the accounting acquirer. The standard will be effective for fiscal years beginning after December 15, 2026, and will be applied prospectively to business combinations occurring after the date of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides a practical expedient for entities measuring the allowance for credit losses on short-term assets (contractual lives of one year or less). The expedient allows an entity to assume that current economic conditions will remain unchanged for the remaining life of the assets, thereby removing the requirement to develop complex macroeconomic forecasts. For all entities, the standard is effective for fiscal years beginning after December 15, 2025, and interim periods within those years. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The update modernizes the accounting for software development costs by removing the requirement to track costs by project stage. Instead, an entity is required to capitalize software costs when it is probable that the software project will be completed, and management has committed to funding the project. The guidance also requires that training costs and data conversion costs (excluding those related to purging or cleansing data) be expensed as incurred. The standard will be effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Clarifications and Improvements to Interim Disclosures. This update establishes a comprehensive disclosure principle requiring entities to disclose significant events and transactions that have occurred since the end of the most recently completed fiscal year. The guidance also clarifies that interim financial statements should focus on changes since the annual period and provides a consolidated list of disclosure requirements within Topic 270 to improve navigability. The standard will be effective for fiscal years beginning after December 15, 2026, and interim periods within those years. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its interim reporting processes.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable from third-party customers, net, consist of the following:

	September 30,	March 31,
	2025	2025
	(Unaudited)
Accounts receivable, third-party customers	$26,921,268	$18,259,749
Less: allowance for doubtful account	(861,117)	(653,470)
Accounts receivable from third-party customers, net	$26,060,151	$17,606,279

Approximately 67.5% of the March 31, 2025 gross accounts receivable balance has been collected. Approximately $6.6 million or 28.1% of the September 30, 2025 gross accounts receivable balance has been subsequently collected and the remaining balance is expected to be collected by March 2026.

The following table summarizes the Company’s outstanding gross accounts receivable and subsequent collection by aging bucket:

	Balance as of	Subsequent	% of subsequent
Accounts receivable by aging bucket	September 30, 2025	collection	collection
Less than 6 months	$23,598,869	$5,951,392	25.2%
From 7 to 9 months	2,682,365	1,600,598	59.7%
From 10 to 12 months	18,729	—	0.0%
Over 1 year	621,305	3	0.0%
Total gross accounts receivable	$26,921,268	$7,551,993	28.1%

	Balance as of	Subsequent	% of subsequent
Accounts receivable by aging bucket	March 31, 2025	collection	collection
Less than 6 months	$17,650,236	$12,331,018	69.9%
From 7 to 9 months	18,586	—	0.0%
From 10 to 12 months	—	—	0.0%
Over 1 year	590,927	—	0.0%
Total gross accounts receivable	$18,259,749	$12,331,018	67.5%

Allowance for doubtful accounts movement is as follows:

	September 30,	March 31,
	2025	2025
	(Unaudited)
Beginning balance	$653,470	$382,731
Additions	192,977	274,115
Bad debt recovery	—	—
Foreign currency translation adjustments	14,670	(3,376)
Ending balance	$861,117	$653,470

NOTE 4 —ADVANCES TO VENDORS

Advances to vendors, net, consist of the following:

	September 30,	March 31,
	2025	2025
	(Unaudited)
Advances to vendors for outsourcing the value-added services	$9,007,720	$9,400,197
Less: allowance for doubtful accounts	—	—
Advances to vendors, net	$9,007,720	$9,400,197

Advances to vendors represents balance paid to various vendors for performing the auto insurance aftermarket value-added services (such as car wash, car towing and car inspection, etc.) that the Company outsources to them, and such services have not been completed as of the balance sheet dates. Advances to vendors also include prepayment to external media channel operators in order to help customers to post their advertisements. These advances are interest free, unsecured, and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of September 30, 2025 and March 31, 2025, there was no allowance recorded as the Company considers all of the advance to vendors balance fully realizable.

The March 31, 2025 advance to supplier balance has been fully realized when the vendors have rendered the value-added services for the Company. For the balance as of September 30, 2025, approximately $5.0 million or 55.3% of advances to vendors balance has been realized subsequently when the vendors have rendered the value-added services for the Company.

NOTE 5 —LEASES

Effective on April 1, 2021, the Company adopted Topic 842. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent the Company’s obligation to make lease payments derived from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

Balance sheet information related to operating leases ROU assets and lease liabilities is as follows:

	As of
	September 30,	March 31,
	2025	2025
	(Unaudited)
Operating lease right-of-use assets	$677,749	$394,568
Operating lease right-of-use assets- accumulated amortization	(285,586)	(250,033)
Operating lease right-of-use assets, net	392,163	144,535

Operating lease liabilities, current	134,994	93,719
Operating lease liabilities, non-current	285,360	66,926
Total operating lease liabilities	$420,354	$160,645

The weighted average remaining lease terms and discount rates for the operating lease as of September 30, 2025 and March 31, 2025 are as follows:

	September 30,	March 31,
	2025	2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.07	2.37
Weighted average discount rate	4.31%	4.31%

For the six months ended September 30, 2025 and 2024, the Company reported total operating lease expenses of $60,424 and $44,983, respectively.

The following table summarizes the maturity of operating lease liabilities and future minimum payments of operating leases as of September 30, 2025:

Amounts
Twelve months ending September 30,
2026	$149,720
2027	83,629
2028	81,688
2029	81,688
2030	61,267

Total lease payments	457,992
Less: imputed interest	(37,638)
Total operating lease liabilities	$420,354

NOTE 6— DEBT

The Company borrowed from PRC banks, other financial institutions, and related parties as working capital funds. As of September 30, 2025 and March 31, 2025, the Company’s debt consisted of the following:

(a) Short-term loans:

		As of
		September 30,	March 31,
		2025	2025
		(Unaudited)
China Construction Bank (“CCB”)	(1)	$1,373,788	$1,650,888
Bank of Guangzhou	(2)	842,815	—
Bank of Communications	(3)	1,123,753	1,102,429
China CITIC Bank	(4)	1,403,288	1,378,037
Total short-term loans		$4,743,644	$4,131,354
(1)On May 7, 2024, Xinjiang YSX entered into a loan agreement with CCB to borrow RMB2 million (approximately $280,938) for its working capital needs for one year, with a loan maturity date of May 7, 2025 and an effective interest rate of 3.95% per annum. The loan was fully repaid upon maturity.

On June 8, 2023, Xinjiang YSX entered into a short-term loan agreement with CCB to borrow RMB2 million (approximately $280,938) for its working capital needs for one year, with an original loan maturity date of June 8, 2024 and an effective interest rate of 3.86% per annum. The loan was unsecured. On June 7, 2024, Xinjiang YSX and CCB agreed to extend the loan maturity date to June 7, 2025, with the same interest rate. The loan was fully repaid on June 11, 2025.

On June 14, 2024, Xinjiang YSX entered into a loan agreement with CCB to borrow RMB2 million (approximately $280,938) for its working capital needs for one year, with a loan maturity date of June 14, 2025 and an effective interest rate of 3.96% per annum. On June 11, 2025, Xinjiang YSX repaid RMB2 million to CCB and entered into a new loan agreement with CCB to borrow another RMB2 million (approximately $280,938) for its working capital needs for one year, with a loan maturity date of June 11, 2026 and an effective interest rate of 3.96% per annum.

In addition, on August 24, 2023, Xihang entered into a revolving line of credit agreement with CCB to borrow a maximum of RMB8 million (approximately $1,123,753) for its working capital needs. The loan may be drawn at any time during the period from August 24, 2023 to August 24, 2026. During the loan term, Xihang may repay the loan and may re – borrow repaid amounts at any time prior to the maturity date. The loan bears an effective interest rate of 3.95% per annum. As of September 30, 2025 and March 31, 2025, the outstanding loan balance that Xihang borrowed from CCB amounted to RMB7.98 million (approximately $1,120,944).

As of September 30, 2025 and March 31, 2025, the aggregate principal amount of loans payable to CCB amounted to $1,373,788 and $1,650,888, respectively.

(2)On June 30, 2025, YSX Network entered into a loan agreement with Bank of Guangzhou to borrow RMB6 million (approximately $842,815) for its working capital needs for one year, with a loan maturity date of July 9, 2026. The loan bears an effective interest rate of 3.50% per annum. Xinjiang YSX and the Company’s CEO, Mr. Jie Xiao, separately signed a guarantee agreement with Bank of Guangzhou to provide credit guarantee to this loan during the loan term.
(3)On October 25, 2024, YSX Network entered into a loan agreement with Bank of Communications to borrow RMB8 million (approximately $1,123,753) for its working capital needs for one year, with a loan maturity date of October 25, 2025 and an effective interest rate of 3.20% per annum. The loan was unsecured. The loan was subsequently repaid upon maturity (see Note 13).

(4)From December 9, 2024 to January 2, 2025, YSX Network entered multiple loan agreements with China CITIC Bank to borrow an aggregate of loans of RMB10 million (approximately $1,404,692) for its working capital needs, with loan maturity dates ranging between December 31, 2024 to January 2, 2026. The loans bear an effective interest rate of 3.98% per annum. Mr. Jie Xiao provided a guarantee for loans of up to RMB10 million (approximately $1,404,692) that YSX Network may borrow from China CITIC Bank during the period from December 6, 2024 to November 21, 2025. During the fiscal year ended March 31, 2025, YSX Network repaid RMB10,000 (approximately $1,405) to China CITIC Bank. As of March 31, 2025, the aggregate outstanding principal loan balance that YSX Network borrowed from China CITIC Bank amounted to RMB10.0 million (approximately $1,404,692). During the six months ended September 30, 2025, YSX Network repaid RMB10,000 (approximately $1,405) to China CITIC Bank. As of September 30, 2025, the outstanding aggregate principal loan balance that YSX Network borrowed from China CITIC Bank amounted to RMB9.99 million (approximately $1,403,287). The maturity of these loans was subsequently extended by one year (see Note 13).

(b) Long-term loans:

		September 30,	March 31,
		2025	2025
		(Unaudited)
Bank of China (“BOC”)	(1)	$1,783,958	$1,860,349
WeBank	(2)	421,408	—
Less: current portion of long-term loans		(98,328)	(578,775)
Total long-term loans, non-current		$2,107,038	$1,281,574

(1)On September 13, 2023, Xihang entered into a loan agreement with BOC to borrow RMB3.4 million (approximately $477,595) for its working capital needs for two years, with a loan maturity date of September 12, 2025. In addition, on September 15, 2023, Xihang entered into another loan agreement with BOC to borrow an additional RMB1.6 million (approximately $224,751) for its working capital needs for two years, with a loan maturity date of September 14, 2025. The loans bear an effective interest rate of 3.70% per annum. Pursuant to the loan agreements, Xihang (i) is required to maintain an asset-liability ratio of less than 70%; (ii) must obtain a written consent from the bank if it conducts any activities associated with a business merger, acquisition, spinoff, reduction of the registered capital, share transfer, investment in external parties, significant transfer of assets and liabilities, etc.; (iii) is subject to the inspection and monitoring by BOC and must provide a fund usage report to BOC on a monthly basis; (iv) must prioritize repayment of the loans in the event of any liquidation transaction; (v) is not allowed to declare shareholder dividends until repayment of the loans; and (vi) is prohibited from disposing of its assets if such disposition would materially impair its debt repayment ability and is required to maintain the maximum external guarantee amount below the limit as set forth in the its articles of incorporation. If there is any violation of any of these loan covenant requirements, BOC has the right to terminate the loan agreements and request Xihang to repay the loans prior to the maturity dates. The loans are unsecured. As of March 31, 2025, the aggregate outstanding principal loan balance that Xihang borrowed from BOC amounted to RMB3.5 million (approximately $491,642). The loans were fully repaid during the six months ended September 30, 2025.

On September 10, 2025, Xihang entered into another loan agreement with BOC to borrow RMB3.0 million (approximately $421,408) for its working capital needs for two years, with a loan maturity date of September 10, 2027 and an effective interest rate of 2.60% per annum. Pursuant to loan agreement, Xihang is required to maintain the asset-liability ratio of less than 70%. The loan is repayable in five installments, with the first installment of RMB150,000 due on October 3, 2025, followed by three semi-annual installments of RMB150,000 each, and the remaining balance payable upon maturity of the loan. As of September 30, 2025, the current portion and non-current portion of the loan amounted to RMB300,000 (approximately $42,141) and RMB2.7 million (approximately $379,267), respectively.

On December 24, 2024, YSX Network entered into a loan agreement with BOC to borrow RMB5.0 million (approximately $702,346) for its working capital needs for three years, with a loan maturity date of December 23, 2027 and an effective interest rate of 3.05% per annum. Mr. Jie Xiao and Xinjiang YSX each entered into a loan guarantee agreement with BOC to guarantee loans of up to RMB5.0 million (approximately US$702,346) that YSX Network may borrow from BOC during the period from December 20, 2024 to December 31, 2034. As of March 31, 2025, the current portion and non-current portion of the loan amounted to $55,121 and $633,897, respectively. During the six months ended September 30, 2025, YSX Network repaid RMB200,000 (approximately $28,094) to BOC and the outstanding principal balance of the loan as of September 30, 2025 was RMB4.8 million (approximately $674,252).

On March 27, 2025, Guangzhou YSX entered into a loan agreement with BOC to borrow RMB5.0 million (approximately $702,346) for its working capital needs for three years, with a loan maturity date of March 26, 2028 and an effective interest rate of 3.10% per annum. Mr. Jie Xiao and Xinjiang YSX each entered into a loan guarantee agreement with BOC to guarantee loans of up to RMB 5.0 million (approximately $702,346) that Guangzhou YSX may borrow from BOC during the period from March 10, 2025 to December 31, 2035. As of March 31, 2025, the current portion and non-current portion of the loan amounted to $41,341 and $647,677, respectively. During the six months ended September 30, 2025, Guangzhou YSX repaid RMB100,000 (approximately $14,047) to BOC and the outstanding principal balance of the loan as of September 30, 2025 was RMB4.9 million (approximately $688,299).

(2)On July 25, 2025, YSX Network entered into a loan agreement with WeBank to borrow RMB2.0 million (approximately $280,938) for its working capital needs for two years, with a loan maturity date of July 25, 2027. In addition, on August 13, 2025, YSX Network entered into another loan agreement with WeBank to borrow RMB1.0 million (approximately $140,469) for its working capital needs for two years, with a loan maturity date of August 25, 2027. The effective interest rate for these two loans was 7.99% per annum. The loans were unsecured. YSX Network repaid WeBank and RMB2.0 million on January 8, 2025 and RMB1.0 million on January 5, 2026. As a result, the loans were fully repaid.

With respect to the long-term loans borrowed from BOC and WeBank, the current aggregate outstanding principal portion of long-term loans was $98,328 and the non-current aggregate outstanding principal portion of long-term loans was $2,107,038 as of September 30, 2025.

For the above-mentioned short-term and long-term loans from PRC banks and financial institutions, interest expense amounted to $114,206 and $62,438 for the six months ended September 30, 2025 and 2024, respectively.

NOTE 7 — TAXES

(a)Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

YSX HK was incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, YSX HK did not generate any assessable profits arising in or derived from Hong Kong for the six months ended September 30, 2025 and 2024, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are normally subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s VIE entity Xinjiang YSX and its subsidiaries Anjielun and Chuangzhan are all incorporated in Kashi city of Xinjiang Uygur Autonomous Region, where tax reduction and exemption policies were adopted and promulgated by local government to grant qualified enterprises enterprise income tax exemption for the first five years and a reduced corporate income tax of 10% to 15% thereafter, as an incentive to attract enterprises to establish their business operations in such region and to stimulate local economic development. As a result, Xinjiang YSX is entitled to income tax exemption from 2015 to 2020 and then subject to 15% income tax rate starting from January 2021. Anjielun is entitled to income tax exemption from 2018 to 2022 and then subject to 10% income tax rate since January 2023, and Chuangzhan is entitled to income tax exemption from 2021 to 2025 and will be subject to 15% income tax rate starting from January 2026. Xinjiang YSX’s subsidiary, YSX Network, is located in Guangzhou city of Guangdong province as a general taxpayer and is subject to 25% income tax rate. In addition, EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The Company’s another VIE, Xihang, was approved as a HNTE on December 20, 2021 and was entitled to a reduced income tax rate of 15% with a term of three years. Xihang filed an application with the local tax authority in December 2024 to renew its HNTE certificate, which was approved in December 2025. As a result of the above, the Company’s corporate income taxes for the six months ended September 30, 2025 and 2024 were reported at a blended reduced rate. The impact of the tax holidays and exemptions noted above decreased PRC corporate income taxes by $290,090 and $155,773 for the six months ended September 30, 2025 and 2024, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.01 and $0.01 for the six months ended September 30, 2025 and 2024, respectively.

(i)The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	For the Six Months Ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Current tax provision
Cayman Islands	$—	$—
Hong Kong	—	—
China	597,736	471,296
	597,736	471,296
Deferred tax provision
Cayman Islands	—	—
Hong Kong	—	—
China	(91,394)	(36,595)
	(91,394)	(36,595)
Income tax provision	$506,342	$434,701

The following table reconciles the Company’s effective income tax rate for the six months ended September 30, 2025 and 2024:

	For the six months ended
	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
China statutory income tax rate	25.0%	25.0%
Effect of tax holiday and preferential tax rate	(8.6)%	(7.9)%
Effect of tax rates in foreign jurisditions	0.0%	1.8%
Effect of credit loss	0.8%	1.6%
Effect of non-deductible expense	0.0%	0.2%
Research and development tax credit	(0.6)%	(1.0)%
Change in valuation allowance	(0.7)%	(1.2)%
Effective income tax rate	15.9%	18.4%

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	September 30,	March 31,
	2025	2025
	(Unaudited)
Deferred tax assets:
Net operating loss carry-forwards	$94,932	$31,579
Allowance for doubtful accounts	140,154	108,798
Total	235,086	140,377
Valuation allowance	—	—
Total deferred tax assets	$235,086	$140,377

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. Based on the Company’s current profitability, management believes that the Company will continue to generate sufficient taxable income in the future and therefore the Company can utilize its remaining deferred tax assets to offset future taxable income. No valuation allowance was reserved for the six months ended September 30, 2025 and for the year ended March 31, 2025.

(b)Taxes payable

Taxes payable consist of the following:

	September 30, 2025	March 31, 2025
	(Unaudited)
Income tax payable	$3,930,824	$3,260,835
Value added tax payable	9,823	9,441
Other taxes payable	7,001	4,605
Total taxes payable	$3,947,648	$3,274,881

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the six months ended September 30, 2025 and 2024. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from September 30, 2025. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2025 and March 31, 2025, all of the tax returns of the Company’s PRC subsidiaries, the VIEs, and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

NOTE 8 — RELATED PARTY TRANSACTIONS

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Jie Xiao	Chairman of the Board and CEO of the Company
Ms. Meiqi Chen	One of the shareholders of Xinjiang YSX
Mr. Bin Wang	Supervisor of Anjielun, Xinjiang YSX and Guangdong Hengding Technology Co., Ltd. (“Hengding”)
Ms. Ruomei Wu	Largest shareholder of Xihang
Mr. Yizhuo Tan	Director of Xinjiang YSX and one of the shareholders of Xinjiang YSX
Guangzhou Yinqi Refrigeration Decoration Engineering Co., Ltd. (“Guangzhou Yinqi”)	Mr. Yizhuo Tan holds 40% ownership interest in this entity and is also the general manager, executive director, and legal representative of this entity
Chongqing Yinzhi Business Service Co. Ltd. (“ Chongqing Yinzhi”)	Mr. Yizhuo Tan is the legal representative, executive director, and general manager of this entity
Guangzhou Dayong Insurance Agency Co. Ltd. (“Dayong”)	An entity affiliated with one of the shareholders of Xinjiang YSX, Ms. Qian Zeng
Mr. Geran Xiao	Chief Financial Officer (“CFO) of the Company and one of the shareholders of Xinjiang YSX
Guangzhou Tea Source Technology Co. Ltd. (“Tea Source”)	An entity controlled by Mr. Geran Xiao
Guangzhou Auto Service Technology Co., Ltd. (“GZ Auto Service”)	Ms. Meiqi Chen holds 40% ownership interest in this entity and is also the supervisor of this entity

b. Revenue and accounts receivable by related parties

Revenue and accounts receivable from related parties consists of the following:

		Revenue		Accounts receivable
		For the six months ended
		September 30,		As of
				‘September 30,	‘March 31,
		2025	2024	2025	2025
Name	Nature of service contract	(Unaudited)	(Unaudited)	(Unaudited)
Dayong	Auto insurance aftermarket value-added services	$11,728,470	$9,346,622	$9,517,048	$5,381,535
Total		$11,728,470	$9,346,622	$9,517,048	$5,381,535

During the six months ended September 30, 2025 and 2024, the Company provided auto insurance aftermarket value-added services and software development and information technology services to a related party and generated related service revenue. As of September 30, 2025 and March 31, 2025, the outstanding accounts receivable from the related party amounted to $9,517,048 and $5,381,535, respectively. The March 31, 2025 accounts receivable from the related party have been fully collected. Approximately 17.1% of the September 30, 2025 accounts receivable from the related party have been collected by November 30, 2025.

c. Due from a related party

Due from a related party consists of the following:

	September 30,	March 31,
Name	2025	2025
Mr. Jie Xiao	$717,836	$198,611
Total due from a related party	$717,836	$198,611

As of September 30, 2025 and March 31, 2025, the balance of the amounts due from a related party represented advances to a related party of the Company. Such advances were non-interest bearing and due on demand. The September 30, 2025 amounts due from a related party balance have been fully collected by January 2026.

d. Due to related parties

Due to related parties consists of the following:

	September 30,	March 31,
Name	2025	2025
	(Unaudited)
Mr. Jie Xiao	$170,328	$137,805
Mr. Bin Wang	3,384	3,430
Total due to related parties	$173,712	$141,235

As of September 30, 2025 and March 31, 2025, the balance of the amounts due to related parties was comprised of advance from the Company’s related parties used for the Company’s working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

e. Loan guarantees provided by related parties

In connection with a loan of RMB10 million (approximately $1,404,692) YSX Network borrowed from China CITIC Bank, Mr. Jie Xiao provided a guarantee for the loan of up to RMB10.0 million (approximately US$1,404,692) that YSX Network may borrow from China CITIC Bank during the period from December 6, 2024 to November 21, 2025 (see Note 6).

In connection with a loan of RMB6 million (approximately $842,815) YSX Network borrowed from Bank of Guangzhou, Mr. Jie Xiao entered into a guarantee agreement with the Bank of Guangzhou to provide a credit guarantee for this loan during the loan term.

In connection with a loan of RMB5.0 million (approximately $702,346) YSX Network borrowed from BOC, Mr. Jie Xiao entered into a loan guarantee agreement with BOC to guarantee the loan of up to RMB5.0 million (approximately US$689,018) that Guangzhou YSX may borrow from BOC during the period from December 20, 2024 to December 31, 2034.

In connection with a loan of RMB5.0 million (approximately $702,346) Guangzhou YSX borrowed from BOC, Mr. Jie Xiao entered into a loan guarantee agreement with BOC to guarantee the loan of up to RMB5.0 million (approximately US$702,346) that Guangzhou YSX may borrow from BOC during the period from March 10, 2025 to December 31, 2035.

NOTE 9— Risks and Concentration

a.Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from short-term and long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b.Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of September 30, 2025 and March 31, 2025, cash balance of $319,103 and $6,548,601, respectively, were maintained at financial institutions in the PRC and approximately $142,275 and $5,817,823, respectively, were not insured by the PRC financial institution deposit insurance program. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and advances to vendors. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

The Company’s functional currency is the RMB and its reporting currency is the U.S. dollars. The RMB depreciated by 0.9% from the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2025. The RMB appreciated by 0.3% during the six months ended September 30, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenue, and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

c.Concentration of customers and vendors

Substantially all revenue was derived from customers located in China. For the six months ended September 30, 2025, three third-party customers accounted for 26.8%, 19.5%, and 12.9% of the Company’s total revenue, respectively, and one related party customer accounted for 28.6% of the Company’s total revenue.

For the six months ended September 30, 2024, three third-party customers accounted for 22.4%, 19.7%, and 16.8% of the Company’s total revenue, respectively, and one related party customer accounted for 27.4% of the Company’s total revenue.

As of September 30, 2025, three third-party customers accounted for 27.5%, 18.2%, and 13.1% of the total accounts receivable balance, respectively, and one related party customer accounted for 26.1% of the total accounts receivable balance. As of March 31, 2025, four customers accounted for 31.0%, 26.3%, 22.8%, and 15.1% of the total accounts receivable balance, respectively.

For the six months ended September 30, 2025, three vendors accounted for 31.4%, 27.1%, and 13.8% of the Company’s total purchases, respectively. For the six months ended September 30, 2024, four vendors accounted for 21.8%, 21.8%, 14.1%, and 11.3% of the Company’s total purchases, respectively.

As of September 30, 2025, three vendors accounted for 38.0%, 36.7%, and 25.0% of the total advances to vendors’ balance, respectively. As of March 31, 2025, two vendors accounted for 44.9% and 39.6% of the total advances to vendors’ balance, respectively.

d.VIE risk

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and subsidiaries of the VIEs through the Company’s relevant PRC subsidiary, and can have assets transferred freely out of the consolidated VIEs and subsidiaries of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to approximately $5.4 million and $5.4 million as of September 30, 2025 and March 31, 2025, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

The Company believes that the Company’s relevant PRC subsidiaries’ Contractual Arrangements with the consolidated VIEs are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements.

In addition, if the current structure or any of the Contractual Arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, cancellation or revocation of the Company’s business and operating licenses and being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

NOTE 10 — SHAREHOLDERS’ EQUITY

YSX Cayman was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 9, 2022. The share capital of YSX Cayman is $50,000 divided into (i) 470,000,000 Class A ordinary shares, with par value of $0.0001 per share; and (ii) 30,000,000 Class B ordinary shares, with par value of $0.0001 per share. The original total number of shares of ordinary shares issued and outstanding were 22,000,000, which consisted of 20,822,675 Class A ordinary shares and 1,177,325 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of stockholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes. Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. Class A ordinary shares are not convertible into shares of any other class. The numbers of authorized and outstanding ordinary shares were retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On December 19, 2024, the Company closed its IPO of 1,250,000 Class A ordinary shares, par value US$0.0001 per share at a public offering price of $4.00 per share, and the Company’s Class A ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “YSXT” since December 18, 2024. On December 19, 2024, the IPO underwriter exercised its over-allotment option to purchase an additional 187,500 Class A ordinary shares at the price of $4.00 per share.

As of September 30, 2025 and March 31, 2025, the Company had 23,437,500 ordinary shares issued and outstanding, which consisted of 22,260,175 Class A ordinary shares and 1,177,325 Class B ordinary shares.

Capital contribution

During the fiscal years ended March 31, 2023, the shareholders of the Company’s VIE entity, Xinjiang YSX, contributed $828,056 (approximately RMB 5.9 million), to increase the paid in capital and additional paid-in capital of Xinjiang YSX, to support its business operations. There was no additional capital contribution from shareholders during the fiscal years ended March 31, 2025 and 2024 and during the six months ended September 30, 2025.

Statutory reserves

The Company’s PRC subsidiary and VIEs are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $1,145,692 and $908,214 as of September 30, 2025 and March 31, 2025, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiary and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by WFOE, the VIEs and subsidiaries of the VIEs (collectively, “YSX PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of YSX PRC entities.

The YSX PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the YSX PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretions. The YSX PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the YSX PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the YSX PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of September 30, 2025 and March 31, 2025, amounts restricted are the paid-in-capital and statutory reserve of YSX PRC entities, which amounted to approximately $11.6 million and $11.3 million, respectively.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Guarantees

							Amount of
						Financial	bank loans
			Maximum			institution	guaranteed as
	Guarantee (party		guarantee	Guarantee	Guarantee	issuing	of September 30,
Guarantor	being guaranteed)	Relationship	amount	starting date	expiration date	loans	2025
Xinjiang YSX	Tanbao Network Technology (Guangzhou) Co., Ltd. (borrower) (1)	Third-party customer of the Company	$1,404,692	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,379,407
Xinjiang YSX	Guangzhou Zhuohang Information Technology Co., Ltd. (borrower) (2)	Third-party customer of the Company	$1,404,692	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,362,551

As of September 30, 2025, Xinjiang YSX held several guarantee agreements with PRC banks to provide credit guarantee of approximately $2.7 million (RMB19.52 million) in bank loans that two unrelated parties and one related party borrowed from the banks, including:

(1)In connection with a line of credit of RMB9.82 million (approximately $1,379,407) a third-party customer Tanbao Network Technology (Guangzhou) Co., Ltd. (“Tanbao Technology”) borrowed from BOC Yuexiu Branch, Xinjiang YSX entered into a guarantee agreement with BOC to provide a credit guarantee of up to RMB10.0 million (approximately US$1,404,692) for the loan that Tanbao Technology may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Tanbao Technology began drawing funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB9.82 million (approximately US$1,379,407) as of September 30, 2025.

(2)In connection with a line of credit of RMB9.7 million (approximately $1,362,551) a third-party customer Guangzhou Zhuohang Information Technology Co., Ltd. (“Zhuohang”) borrowed from BOC Yuexiu Branch, Xinjiang YSX entered into a guarantee agreement with BOC to provide a credit guarantee of up to RMB10 million (approximately $1,404,692) for the loan that Zhuohang may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Zhuohang began drawing funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB9.7 million (approximately $1,362,551) as of September 30, 2025.

The Company did not, however, accrue any liability in connection with these guarantees because the above-mentioned borrowers have been current in their loan repayment obligation and the Company has not experienced any losses from providing such guarantees. As of the date of this report, the Company has evaluated the guarantees and has concluded that the likelihood of having to make any payments under the guarantee agreements are remote because both Tanbao Technology and Zhuohang have been the Company’s long-term customers and they are currently in good financial conditions and are not likely to default the loans. In addition, the loan that Mr. Jie Xiao borrowed from Guangzhou Rural Bank is now being used by the Company as its working capital. In the opinion of the management, it is not probable that the Company will incur losses caused by the guarantees within the foreseeable future. However, if the borrowers are unable to repay the loans upon maturity, the Company may be required to pay back the loans, in which case, the Company’s business, prospects, financial condition and results of operations may be adversely affected.

Variable interest entity structure

It is the opinion of management that (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of YSX WOFE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of the Company’s management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

NOTE 12 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s CODM in order to allocate resources and assess performance of the segment.

Based on the criteria established by ASC 280, the Company’s CODM has been identified as its CEO, who reviews consolidated results of the Company when making decisions about allocating resources and assessing performance across the Company’s reportable segments. The CODM regularly reviews the trends in operating metrics, revisits, assesses, and adjusts significant strategic and operational matters, and makes resource adjustments as needed, such as exploring opportunities for market expansion and diversifying the Company’s product or service mix, responding immediately and effectively to operational adjustments, aligning ongoing business activities with corporate - level objectives, improving customer satisfaction, enhancing corporate culture, monitoring budget versus actual results, and deciding where to allocate and invest additional resources to continue growth. The primary measure of segment revenue and profitability for the Company’s operating segment is considered to be consolidated revenue and net income. Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of income and comprehensive income. Based on management’s assessment, the Company has determined that it has three operating segments by service type as defined by ASC 280, including Auto Insurance Aftermarket Value-added Services, Other Scenario-based Customized Services and Software Development and Information Technology Services.

As of September 30, 2025 and March 31, 2025, the main operations of the Company are located in the PRC. Substantially all of the Company’s assets are located in China and all revenue was derived from customers located in China. The following tables present summary information by segment for six months ended September 30, 2025 and 2024, respectively:

	For the six months ended September 30, 2025
			Software
			Development
	Auto Insurance	Other	and
	Aftermarket	Scenario-based	Information
	Value-added	Customized	Technology
	Services	Service	Services	Total

Revenues	$39,350,669	$1,600,215	$40,920	$40,991,804
Cost of revenues	35,551,911	1,422,688	35,731	37,010,330
Gross profit	3,798,758	177,527	5,189	3,981,474
Operating expenses	1,024,912	41,679	1,066	1,067,657
Income from operations	2,773,846	135,848	4,123	2,913,817
Income tax provision	486,071	19,766	505	506,342
Net income	2,572,116	104,596	2,675	2,679,387
Depreciation	31,571	1,284	32	32,887
Capital expenditure	—	—	—	—
Total assets	$45,880,508	$1,865,754	$47,710	$47,793,972

	For the six months ended September 30, 2024
			Software
			Development
	Auto Insurance	Other	and
	Aftermarket	Scenario-based	Information
	Value-added	Customized	Technology
	Services	Service	Services	Total
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$28,210,396	$5,579,468	$304,504	$34,094,368
Cost of revenue	25,415,097	4,841,962	236,795	30,493,854
Gross profit	2,795,299	737,506	67,709	3,600,514
Operating expenses	1,029,577	203,631	11,113	1,244,321
Income from operations	1,765,722	533,875	56,596	2,356,193
Income tax provision	359,682	71,138	3,881	434,701
Net income	1,594,602	315,381	17,212	1,927,195
Depreciation	10,496	2,076	113	12,685
Capital expenditure	1,220	241	13	1,474
Total assets	$26,243,951	$5,190,543	$283,278	$31,717,772

NOTE 13 — SUBSEQUENT EVENTS

On October 22, 2025, Xinjiang YSX entered into a loan agreement with Bank of Communications to borrow RMB5.0 million (approximately $702,346) for its working capital needs for one year, with a loan maturity date of October 22, 2026 and an effective interest rate of 3.20% per annum.

On November 5, 2025, YSX Network entered into a loan agreement with Dongguan Bank to borrow RMB5.0 million (approximately $702,346) for its working capital needs for one year, with a loan maturity date of November 4, 2026 and an effective interest rate of 3.50% per annum. A third-party, Guangzhou Nansha Financing Guarantee Co., Ltd. entered into a guarantee agreement with Dongguan Bank to provide a credit guarantee on this loan during the loan period.

On December 5, 2025, Xinjiang YSX renewed a loan of RMB4.99 million (approximately $700,941) with China CITIC Bank to extend the loan maturity date to December 4, 2026. In addition, on December 25, 2025, Xinjiang YSX renewed a loan of RMB5.0 million (approximately $702,346) with China CITIC Bank to extend the loan maturity date to December 24, 2026. The effective interest rate for both loans is 3.98% per annum. Mr. Jie Xiao provided a guarantee for loans of up to RMB10.0 million (approximately US$1,378,037) that YSX Network may borrow from China CITIC Bank during the borrowing period.

On January 7, 2026, Guangzhou YSX entered into a loan agreement with Bank of Guangzhou to borrow RMB2 million (approximately $280,938) for its working capital needs for one year, with a loan maturity date of January 7, 2027 and an effective interest rate of 2.9167% per annum. The loan is unsecured.

On December 2, 2025, Xihang entered into a loan agreement with Xingye Bank to borrow RMB4.0 million (approximately $561,877) for its working capital needs for one year, with a loan maturity date of December 1, 2026 and an effective interest rate of 3.0% per annum. The loan is unsecured.

The Company has performed an evaluation of subsequent events through January 30, 2026, which is the date of the unaudited condensed consolidated financial statements are available for release, and determined that no other events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

NOTE 14 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and the VIEs exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and the VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and the VIEs in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and the VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and the VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and the VIEs” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2025 and March 31, 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

YSX TECH. CO., LTD

PARENT COMPANY BALANCE SHEETS

	As of
	September 30,	March 31,
	2025	2025
Assets
Current assets
Cash	$104	$556,346
Due from related parties	—	15,000
Total current assets	104	571,346

Non-current assets
Investment in subsidiaries and VIEs	30,836,185	27,608,141

Total assets	$30,836,289	$28,179,487

Liabilities and shareholders’ equity

Liabilities	$5	$557,591

Commitments and contingencies

Shareholders’ equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 23,437,500 and 23,437,500 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively, including:
Class A ordinary shares, $0.0001 par value, 470,000,000 shares authorized, 22,260,175 shares issued and outstanding as of September 30, 2025 and March 31, 2025	2,226	2,226
Class B ordinary shares, $0.0001 par value, 30,000,000 shares authorized, 1,177,325 shares issued and outstanding as of September 30, 2025 and March 31, 2025	118	118
Additional paid-in capital	10,420,096	10,420,096
Retained earnings	21,163,172	18,483,785
Accumulated other comprehensive loss	(749,328)	(1,284,329)
Total YSX Tech Co., Ltd shareholders’ equity	30,836,284	27,621,896

Total liabilities and YSX Tech. Co., Ltd shareholders’ equity	$30,836,289	$28,179,487

YSX TECH. CO., LTD

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the six months
	ended September 30,
	2025	2024
General and administrative expenses	$(20,767)	$—
Equity in earnings of subsidiaries and the VIEs	2,700,154	1,927,195

Net income	2,679,387	1,927,195
Foreign currency translation adjustment	535,001	603,745
Comprehensive income attributable to YSX Tech Co., Ltd	$3,214,388	$2,530,940

YSX TECH. CO., LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months
	ended September 30,
	2025	2024
Cash flows from operating activities
Net income	$2,679,387	$1,927,195
Adjustment to reconcile net cash flows from operating activities
Equity in earnings of subsidiaries and the VIEs	(2,700,154)	(1,927,195)
Change in operating assets and liabilities
Due from related parties	15,000
Net cash provided by operating activities	(5,767)	—

Cash flows from investing activities
Investment in subsidiaries and the VIEs	(100,475)	—
Net cash used in investing activities	(100,475)	—

Cash flows from financing activities
Repayment to related parties	(557,586)	—
Net cash used in financing activities	(557,586)	—

Effect of exchange rate on cash	107,586	—

Changes in cash	(556,242)	—

Cash, beginning of period	556,346	—

Cash end of period	$104	$—